                                   Filed by The Royal Bank of Scotland Group plc

    This communication is filed pursuant to Rule 425 under The Securities Act of
                                                               1933, as amended.

                                            Subject Company: ABN AMRO Holding NV

                                               Commission File Number: 001-14624

                                                             Date: July 13, 2007

       On June 13, 2007, Royal Bank of Scotland, Fortis and Santander issued the following press release:

13 July 2007 - Fortis, RBS and Santander Announcement

Following the ruling of the Supreme Court today regarding the sale of LaSalle by
ABN AMRO to Bank of  America,  RBS,  Fortis  and  Santander  (collectively  "the
Banks")  announce that they intend to proceed with a revised offer for ABN AMRO.
This offer will be on materially  superior terms to Barclays' proposed offer and will not be conditional  upon LaSalle  remaining part of the ABN AMRO group.  It will be  conditional,  inter alia, on ABN AMRO not having made or agreed to make any acquisitions or disposals of a material part of its business or assets, with the exception of the disposal of LaSalle. A further announcement will be made in due course.

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Important Information

This  announcement  is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities  Trade 1995. In connection with the proposed offer for ABN AMRO, RBS expects to file with the U.S. SEC a Registration  Statement on
Form F-4, which will constitute a prospectus,  and the Banks expect to file with the SEC a Tender Offer  Statement on Schedule TO and other  relevant  materials.
INVESTORS  ARE URGED TO READ ANY DOCUMENTS  REGARDING THE PROPOSED  OFFER IF AND
WHEN THEY BECOME  AVAILABLE,  BECAUSE THEY WILL CONTAIN  IMPORTANT  INFORMATION.
Investors will be able to obtain a copy of such documents,  without  charge,  at the SEC's website  (http://www.sec.gov)  once such  documents are filed with the
SEC.  Copies of such  documents  may also be  obtained  from each Bank,  without charge, once they are filed with the SEC.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction  in which such offer,  solicitation or sale would be unlawful prior to  registration  or  qualification  under  the  securities  laws  of  any  such jurisdiction. This press release is not an offer of securities for sale into the
United  States.  No offering of  securities  shall be made in the United  States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This  announcement   includes  certain   "forward-looking   statements".   These
statements are based on the current  expectations of the Banks and are naturally subject to  uncertainty  and changes in certain  circumstances.  Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation,  statements  typically
containing  words  such  as  "intends",  "expects",  "anticipates",   "targets",
"plans",   "estimates"   and  words  of  similar   import.   By  their   nature,
forward-looking  statements involve risk and uncertainty  because they relate to events and depend on  circumstances  that will occur in the future.  There are a number of factors that could cause  actual  results and  developments  to differ materially from those expressed or implied by such  forward-looking  statements.
These  factors  include,  but are not limited to, the presence of a  competitive offer for ABN AMRO,  satisfaction  of any  pre-conditions  or  conditions to the proposed  offer,  including the receipt of required  regulatory  and  anti-trust approvals,  the successful  completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed offer (including anticipated synergies) not being realized, the separation and integration of ABN
AMRO and its assets among the Banks and the  integration of such  businesses and assets by the Banks being  materially  delayed or more costly or difficult  than expected, as well as additional factors, such as changes in economic conditions, changes in the  regulatory  environment,  fluctuations  in interest and exchange rates,  the outcome of  litigation  and  government  actions.  Other  unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any  offer  made in or into the  United  States  will  only be made by the Banks and/or RFS Holdings directly or by a dealer-manager  that is registered with the
SEC.
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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis SA/NV, Rue
Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh
EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.
Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n,
28660 Boadilla del Monte, Madrid, Spain